SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                    Act of 1934 or Suspension of Duty to File
                     Reports Under Sections 13 and 15(d) of
                     the Securities and Exchange Act of 1934

                         Commission File Number: 0-19589

                           Arguss Communications, Inc.
                           ---------------------------
             (Exact name of registrant as specified in its charter)

             One Church Street, Suite 302, Rockville, Maryland 20850
             -------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

     Common Stock, par value $.01 per share (including the associated right to purchase preferred stock)
     ----------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
(Title of all other classes of securities for which a duty to file reports under
                         Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)           [x]              Rule 12h-3(b)(1)(ii)          [ ]
Rule 12g-4(a)(1)(ii)          [ ]              Rule 12h-3(b)(2)(i)           [ ]
Rule 12g-4(a)(2)(i)           [ ]              Rule 12h-3(b)(2)(ii)          [ ]
Rule 12g-4(a)(2)(ii)          [ ]              Rule 15d-6                    [ ]
Rule 12h-3(b)(1)(i)           [x]

Approximate number of holders of record as of the certification or
notice date:    1

         Pursuant to the requirements of the Securities Exchange Act of 1934, Arguss Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 22, 2002                By:    /s/ Steven E. Nielsen
                                           -------------------------------------
                                           Name:   Steven E. Nielsen
                                           Title:  Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.